UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 13, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 13 2012

Date, Time and Place: Held on December 13 2012, at 8:30 am, at the L’Hotel Porto Bay, 266, Alameda Campinas, Jardim Paulistano, São Paulo, state of São Paulo.

Call notice: The members of the Board of Directors were duly called by notice as per the Company By Laws.

Attendance: The majority of the members of the Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Julio Cesar Maciel Ramundo) and Raul Calfat.

Presiding:                                     José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) ratify the agreement executed in regard to the class action lawsuit filed by the investors of the  City Pension Fund for Firefighters and Police Officers in the City of Miami Beach , holders of ADRs of the former Aracruz against the company in the total amount of USD37,5 million; (ii) replace the Coordinator for the Personnel and Remuneration Committee; (iii) approve, as per the Personnel and Remuneration Committee’s recommendation, the aggregate annual remuneration of the members of the Board of Directors to be recommended to the shareholders at the Shareholders’ Meeting ; (iv) approve, as per the recommendation of the Company’s Finance Committee, the update of the Company’s Financial Policy; and (v) approve the Company’s budget for the fiscal year of 2013.

Resolutions: After discussion and analysis of the matters included in the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Ratify the agreement executed in regard to the class action lawsuit filed by the investors of the  City Pension Fund for Firefighters and Police Officers in the City of Miami Beach , holders of ADRs of the former Aracruz against the Company in the total amount of USD37,5 million.

(ii) Appoint Mr. José Armando de Figueiredo Campos as the Coordinator Personnel and Remuneration Committee, who already was a member of the mentioned Committee, consequently making Mr. Gilberto Lara Nogueira a member of the same Committee.

The Personnel and Remuneration Committee shall therefore, as of this date, have the following structure:

Personnel and Remuneration Committee

Coordinator:	José Armando de Figueiredo Campos
Members:	Alexandre Gonçalves Silva
Gilberto Lara Nogueira
José Luciano Penido
Secretary:	Luiz Fernando Torres Pinto

(iii) Approve, as per the Personnel and Remuneration Committee’s recommendation, the aggregate annual remuneration of the management of the Company for the fiscal year of 2013, to be submitted for approval of the shareholders at the Shareholders’ Meeting.

(iv) Approve, as recommended by the Company’s Financial Committee the pertinent updates to the following financial policies, effective as of the present date:

(a) Market Risk Management Policy;

(b) Investments Management Policy;

(c) Currency Risk Management Policy;

(d) Interest Rates Policy;

(e) Pulp Price Fluctuation Risk Policy;

(f) Counterparties and Issuer Policy, and

(g) Indebtedness and Liquidity Management Policy.

(v) Approve the Company’s budget for the fiscal year of 2013.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present.

São Paulo December 13, 2012

Presiding:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

Members of the Board of Directors:

José Luciano Duarte Penido Presidente	Alexandre Gonçalves Silva

Alexandre Silva D´Ambrósio	Carlos Augusto Lira Aguiar

Eduardo Rath Fingerl	João Carvalho de Miranda

José Armando de Figueiredo Campos	Laura Bedeschi Rego de Mattos

Raul Calfat

This page is an integral part of the the Minutes Of The Ordinary Board Of Directors Meeting held on December 13 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO